Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 3 pages.

LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Tuesday December 10, 2002.

US Securities and Exchange Commission
Attn. Filing Desk [redacted]
450 Fifth Street
Washington DC
United States o

02060935

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 18 2002
WASH. D.C. 180 SECTION

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

| ITEM | DATE LODGED | DESCRIPTION |
|---|---|---|
| 1 | 10 December, 2002 | Form 304:<br>Notification of change to officeholders. |

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Administration Co-Ordinator.

ASIC registered agent number

**lodging party or agent name** D. JENKINS
office, level, business name or PO Box no. GPO Box 1275
street number & name
suburb/city BRISBANE state/territory Q postcode 4001
telephone (07) 33 600 888
facsimile (07) 33 600 889
DX number suburb/city

ASS. CASH PROC REQ-A REQ-P

Australian Securities & Investments Commission

Notification of

## change to officeholders

form **304**
Corporations Act 2001
**205B & 601CV(1)**

corporation name OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED.
ACN or ARBN 091 172 871

## New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

**family name** **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( )
*See guide to this form for annexure requirements.*

**family name** **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for effective dates from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( )
*See guide to this form for annexure requirements.*

**family name** **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
*See guide to this form for annexure requirements.*

## Ceasing to hold office

family name SILLER given names FREDERICK WILLIAM
date of birth (d/m/y) 21/10/1960 place of birth BRISBANE.
date ceased (d/m/y) 26/11/2002 office held ☒ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

## Change of name or address of officeholder

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

***NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)***

## Signature

I certify that the information in this form is true and correct.

print name DAVID JENKINS capacity Director.

**sign here** [signature] date 9/12/2002.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins